Terra Tech Corp. TRTC 4700 Von Karman Ave. STE 110 Newport Beach, CA 92660 Phone: 949.246.7147 E-Mail: derek@terratechcorp.com Web: www.terratechcorp.com

October 30, 2014

VIA EMAIL AND EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 6010

Washington, DC 20549

Re:	Terra Tech Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed October 6, 2014 File No. 333-198010

Dear Ms. Ravitz:

Terra Tech Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 24, 2014 (the “Comment Letter”), with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-198010) (the “Registration Statement”) filed with the Commission on October 6, 2014.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. In addition, we have simultaneously filed Amendment No. 3 to the Registration Statement. In addition to the revisions set forth below, Amendment No. 3 to the Registration Statement also contains such revisions as are necessary to update the disclosures therein based on the new filing date.

Use of Proceeds, page 9

1. We note your response to prior comment 1, yet it remains unclear how you calculated the amounts needed in the future to satisfy the capital needs indicated. For example, you state that you will need to contribute $9.75 million in the aggregate, yet you do not address whether the $6,550,000 received to date and $1,881,579 you may receive from exercise of the warrants would affect the amount of additional capital needed. Please revise to clarify.

Response: Amendment No. 3 to the Registration Statement revises our disclosure in order to clarify that, with respect to MediFarm, MediFarm I, and MediFarm II, the $11 million described in the Use of Proceeds section is prospective. Accordingly, we do not expect that any of the proceeds we have received to date (all of which has been spent on, or is allocated to, other projects) will be available to satisfy the construction budget or the 5-year operational budget of these entities. Further, since we cannot provide any assurance that any of the Warrants will be exercised, or exercised for cash, such that the Warrants would be a source of financing for any of the subsidiaries, we have not included any of such potential proceeds in the amount we state as additional capital needed.

1

Risk Factors, page 12

2. We note that the two risk factors on page 18 address risks related to your horticultural equipment business, but address neither the contemplated business activities of MediFarm, MediFarm I and MediFarm II, nor the status of such business activities under federal law. Please revise this disclosure to (1) discuss the risks regarding federal law in relation to your contemplated business and (2) remove mitigating language.

Response: Amendment No. 3 to the Registration Statement substantially revises the risk factors on page 18 in order to discuss the risks regarding federal law in relation to the contemplated businesses of MediFarm, MediFarm I and MediFarm II. We have also deleted mitigating language from these risk factors. Finally, we also added additional risk factors that discuss the potential risks involved with the planned business operations of MediFarm, MediFarm I and MediFarm II with respect to medical marijuana.

We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (855) 447-6967 or our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer